                             February 4, 2010

VIA EDGAR AND FACSIMILE (703.813.6983)

Ms. Kathryn McHale
Staff Attorney
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Citizens Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 000-13222

Dear Ms. McHale:

We have received your letter dated January 27, 2010 regarding comments on the above filings.  We appreciate your review and are providing responses to your comments.  To facilitate your review, we have repeated your comments followed by our responses.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

Comment No. 1:

The certifications filed as exhibits to your Form 10-K/A filed January 8, 2010 continue to contain modifications to the form set forth in Item 601(b)(31) of Regulation S-K.  For instance, when identifying the certifying individual at the beginning of the certification, you should not include his or her title.  Please confirm that any certifications you file in the future will be in the appropriate form.

Response to Comment No. 1:

We confirm that any certifications we filed in the future will be in the appropriate form.

Ms. Kathryn McHale
February 4, 2010
Page

Form 10-Q for Quarterly Period Ended September 30, 2009

Management’s Discussion and Analysis

Allowance for Loan Losses, page 27

Comment No. 2:

We note your response to our previous comment 2 in our letter dated December 31, 2009.  Please provide us with your proposed disclosures.

Response to Comment No. 2:

The proposed disclosure is attached to this letter as Attachment A.  Please note that the section titled “Provision for Loan Losses” would replace the identically named section on page 21 of the September 30, 2009 Form 10-Q.  In addition, the section titled “Allowance for Loan Losses and Credit Quality Risk” would replace the two sections titled “Allowance for Loan Lossess” and “Credit Quality Risk” on pages 27 and 28 of the September 30, 2009 Form 10-Q.

* * * * *

In connection with the above responses, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or require any additional information, please do not hesitate to call me at (570) 662-8524.

        Very truly yours,

        CITIZENS FINANCIAL SERVICES, INC.

                                 /s/ Mickey L. Jones

        Mickey L. Jones
        Chief Financial Officer

cc:           Rebekah Moore, SEC
Michael Seaman, SEC
Sean P. Kehoe, Kilpatrick Stockton LLP

Attachment A

Provision For Loan Losses (page 21)

For the nine-month period ending September 30, 2009, we recorded a provision for loan losses of $700,000, which represents an increase of $475,000 over the same time period in 2008.  This is the result of current economic conditions and an increase in non-performing loans as of September 30, 2009, which have impacted management's quarterly review of the allowance for loan losses.  For the three months ending September 30, 2009, we recorded a provision of $400,000 compared to $105,000 in 2008 (see also “Financial Condition – Allowance for Loan Losses and Credit Quality Risk”).

Allowance For Loan Losses and Credit Quality Risk (page 27)

The allowance for loan losses is maintained at a level, which in management’s judgment is adequate to absorb probable future loan losses inherent in the loan portfolio.  The provision for loan losses is charged against current income.  Loans deemed not collectable are charged-off against the allowance while subsequent recoveries increase the allowance.  The following table presents an analysis of the allowance for loan losses for the nine months ended September 30, 2009 and for the years ended December 31, 2008, 2007, 2006 and 2005:

	September 30,	December 31,
	2009	2008	2007	2006	2005
Balance at beginning of period	$ 4,378	$ 4,197	$ 3,876	$ 3,664	$ 3,919
Charge-offs:
Real estate:
Residential	76	31	64	37	43
Commercial	236	36	6	86	61
Agricultural	-	20	-	-	-
Loans to individuals for household,
family and other purchases	51	44	103	103	168
Commercial and other loans	123	115	13	64	100
Total loans charged-off	486	246	186	290	372
Recoveries:
Real estate:
Residential	1	6	2	6	2
Commercial	1	-	79	115	3
Agricultural	-	20	-	-	-
Loans to individuals for household,
family and other purchases	36	19	52	39	12
Commercial and other loans	53	52	9	12	40
Total loans recovered	91	97	142	172	57

Net loans charged-off (recovered)	395	149	44	118	315
Provision charged to expense	700	330	365	330	60
Increase related to acquisition	-	-	-	-	-
Balance at end of period	$ 4,683	$ 4,378	$ 4,197	$ 3,876	$ 3,664

Loans outstanding at end of period	$ 448,491	$ 432,814	$ 423,379	$ 414,773	$ 382,803
Average loans outstanding, net	$ 434,987	$ 423,382	$ 411,927	$ 400,507	$ 371,147
Non-performing assets:
Non-accruing loans	$ 5,727	$ 2,202	$ 1,915	$ 1,668	$ 1,898
Accrual loans - 90 days or more past due	194	383	275	1,690	337
Total non-performing loans	$ 5,921	$ 2,585	$ 2,190	$ 3,358	$ 2,235
Foreclosed assets held for sale	596	591	203	758	619
Total non-performing assets	$ 6,517	$ 3,176	$ 2,393	$ 4,116	$ 2,854
Net charge-offs to average loans	0.09%	0.04%	0.01%	0.03%	0.08%
Allowance to total loans	1.04%	1.01%	0.99%	0.93%	0.96%
Allowance to total non-performing loans	79.09%	169.36%	191.64%	115.43%	163.94%
Non-performing loans as a percent of loans
net of unearned income	1.32%	0.60%	0.52%	0.81%	0.58%
Non-performing assets as a percent of loans
net of unearned income	1.45%	0.73%	0.57%	0.99%	0.75%

The following table identifies amounts of non-performing loans by loan category (dollars in thousands).  Past due loans are those that were contractually past due 90 days or more.  Interest does not accrue on non-accrual loans.  Subsequent cash payments received are applied to the outstanding principal balance or recorded as interest income, depending upon management's assessment of its ultimate ability to collect principal and interest.

	September 30, 2009			December 31, 2008
			Total Non-			Total Non-
	90 Days	Non-	Performing	90 Days	Non-	Performing
(in thousands)	Past Due	accrual	Loans	Past Due	accrual	Loans
Real estate:
Residential	$ 177	$ 690	$ 867	$ 268	$ 689	$ 957
Commercial	-	1,912	1,912	113	1,453	1,566
Agricultural	4	2,304	2,308	-	-	-
Construction	-	738	738	-	-	-
Loans to individuals for household,
family and other purchases	8	17	25	2	-	2
Commercial and other loans	5	66	71	-	60	60
Total nonperforming loans	$ 194	$ 5,727	$ 5,921	$ 383	$ 2,202	$ 2,585

	September 30, 2009/
	December 31, 2008
	Change
(in thousands)	Amount	%
Real estate:
Residential	$ (90)	(9.4)
Commercial	346	22.1
Agricultural	2,308	-
Construction	738	-
Loans to individuals for household,
family and other purchases	23	1,150.0
Commercial and other loans	11	18.3
Total nonperforming loans	$ 3,336	129.1

The Company utilizes a disciplined and thorough loan review process based upon our internal loan policy approved by the Company’s Board of Directors.  The purpose of the review is to assess loan quality, analyze delinquencies, identify problem loans, evaluate potential charge-offs and recoveries, and assess general overall economic conditions in the markets served.  An external independent loan review is performed on our commercial portfolio semi-annually for the Company.  As part of this review, our underwriting process and loan grading system is evaluated.

On a monthly basis, problem loans are identified and updated primarily using internally prepared past due reports.  Based on data surrounding the collection process of each identified loan, the loan may be added or deleted from the monthly watch list.  The watch list includes loans graded special mention, substandard, doubtful, and loss as well as additional loans that management may choose to include.   Watch list loans are continually monitored going forward until satisfactory conditions exist that allow management to upgrade and remove the loan.  In certain cases, loans may be placed on non-accrual status or charged-off based upon management’s evaluation of the borrower’s ability to pay.  All commercial loans, which include commercial real estate, agricultural real estate, state and political subdivision loans and other commercial loans, on non-accrual are evaluated quarterly for impairment.

The adequacy of the allowance for loan losses is subject to a formal, quarterly analysis by management of the Company.  In order to better analyze the risks associated with the loan portfolio, the entire portfolio is divided into several categories.  As stated above, loans on non-accrual status are specifically reviewed for impairment and given a specific reserve, if appropriate.  Loans evaluated and not found to be impaired are included with other performing loans, by category, by their respective homogenous pools.  Five year average historical loss factors are calculated for each pool and applied to the performing portion of the loan category. The historical loss factors for both reviewed and homogeneous pools are adjusted based upon the following qualitative factors:

▪	Level of and trends in charge-offs and recoveries
▪	Trends in volume, terms and nature of the loan portfolio
▪	Effects of any changes in risk selection and underwriting standards and any other changes in lending and recovery policies, procedures and practices
▪	Changes in the quality of the Company’s loan review system
▪	Experience, ability and depth of lending management and other relevant staff
▪	National, state, regional and local economic trends and business conditions
▪	Industry conditions including the effects of external factors such as competition, legal, and regulatory requirements on the level of estimated credit losses.
▪	Existence and effect of any credit concentrations, and changes in the level of such concentrations

            The balance in the allowance for loan losses was $4,683,000 or 1.04% of total loans as of September 30, 2009 as compared to $4,378,000 or 1.01% of loans as of December 31, 2008.  The $305,000 increase is a result of a $700,000 provision for the first nine months less net charge-offs of $395,000.  Gross charge-offs for the first nine months of 2009 were $486,000.  The increase in charge-offs was primarily due to the following relationships:

▪	a $175,000 write-down of a real estate rental property based upon updated market values.
▪	a $71,000 charge-off of a commercial loan related to a write-down of inventory.
▪	a $50,000 write-down of a commercial loan based on an updated equipment appraisal.

For the nine-month period ending September 30, 2009, we recorded a provision for loan losses of $700,000, which compares to $225,000 for the same time period in 2008.  The significant increase is attributable to current economic conditions, an increase in non-performing loans as of September 30, 2009 and an increased level of charge-offs compared with the prior year.  Non-accruing loans increased $3.3 million, or 129.1%, from December 31, 2008 to September 30, 2009 mainly due to the following:

▪
An agricultural customer with total loans of $3.0 million, $2.3 million of which is an agricultural real estate loan and $700,000 million is a related construction loan.  The current economic struggles of dairy farmers, caused primarily from decreased milk prices, have created cash flow difficulties for this customer.  While we are hopeful that increased milk prices would significantly improve cash flows for this borrower and return them to current status, there is no certainty that this will occur.  Without a sizable and sustained increase in milk prices, we will need to rely upon the collateral for repayment of interest and principal.  A real estate appraisal was completed in October, 2009, which together with a collateral analysis on equipment and livestock, resulted in an updated collateral value of approximately $4.0 million.  Based upon this analysis, management determined not to allocate a specific reserve to this loan.

▪
A real estate rental property with loans of $700,000 was placed on non-accrual due to inadequate cash flows.  This loan was evaluated and found to be impaired and was subsequently written down by $175,000 as noted above, to the net realizable value.

We have not experienced the significant decrease in the collateral values of local residential, commercial or agricultural real estate loan portfolios as seen in other parts of the country during this current economic downturn.  Real estate market values in our service area did not realize the significant, and sometimes speculative, increases as seen in other parts of the country prior to the current economic downturn.  As such, the collateral value of our real estate loans has not significantly deteriorated with the downturn.  In addition, our market area is predominately centered in the Marcellus Shale natural gas exploration and drilling area. These natural gas exploration and drilling activities have significantly impacted the overall interest in real estate in our market area due to the related lease and royalty revenues associated with it.  The natural gas activities have had a positive impact on the value of local real estate.  Due to the relatively stable or increasing collateral values in our service area, management determined not to increase the provision for loan losses and allowance for loan losses at the same magnitude as the increase in non-performing loans.